Exhibit 99.1

March 10, 2016

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Atrium European Real Estate Limited for the Year 2015

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 54.9% of its outstanding shares), which is publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the year 2015, as published on March 10, 2016.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited
(“Atrium”)

FULL YEAR 2015 RESULTS REFLECT SUCCESSFUL DELIVERY OF PORTFOLIO REPOSITIONING

Ad hoc announcement - Jersey, 10 March 2016. Atrium European Real Estate Limited (VSE/ Euronext: ATRS) (the “Company” and together with its subsidiaries, the “Group”), a leading owner and manager of shopping centres and retail real estate in Central and Eastern Europe, announces its results for the year ended 31 December 2015.

Highlights:

●	NRI in the Group’s Core Markets of Poland, Czech Republic and Slovakia increased 8% to €145.8m; with an increase of 0.7% to €112.2m on a like-for-like basis.

●	Group GRI was €207.4m (2014: €214.5m), with EPRA like-for-like GRI of €170.5m (2014: €189.3m).

●	Group NRI was €197.9m (2014: €204.0m), with EPRA like-for-like NRI of €164.2m (2014: €183.8m).

●	The decrease in income was primarily attributable to rental discounts provided in Russia.

●	Group operating margin increased slightly from 95.1% to 95.4%.

●	EPRA occupancy steady at 96.7% (2014: 97.4%). Russian occupancy remained high at 94.4%.

●	EBITDA, excluding revaluation, disposals and impairments, of €148.8m (2014: €174.0m).

●	Positive portfolio revaluation of €44.3m, offset by €143.4m devaluation of the Russian portfolio (including development and land).

●	Administrative expenses were €52.1m (2014: €25.0m), due to a €27.1m increase of non-recurring expenses (mainly due to a legal provision).

●	Profit after taxation of €4.8m compared to a loss of €57.8m in 2014.

●	Company adjusted EPRA earnings per share of 33.3 €cents (2014: 35.9 €cents), with 0.8% growth to 24.2 €cents outside of Russia (2014: 24.0 €cents).

●	The Group’s 77[1] (2014: 153) standing investments portfolio grew in value by 3.5% to €2.7bn.

●	Total assets of €3,282.9m with a cash position of €224.4m (31 December 2014: €420.6m) and borrowings of €1,012.8m as at 31 December 2015 (31 December 2014: €1,068.1m), representing a gross and net LTV of 33.8% and 26.3% respectively. 84.0% of debt unsecured as at 31 December 2015 (31 December 2014 64.9%).

●	EPRA net asset value (“NAV”) per ordinary share of €5.64 (31 December 2014: €6.08) after total dividends of €0.27 per share paid as a capital repayment in 2015.

●	Consistent annual dividend of €0.27 per share approved for 2016.

1 Including 10 assets in the Czech Republic sold in February 2016

Portfolio repositioning highlights during and after the period:

●	Completed the strategic sale of 87 non-core retail assets in the Czech Republic for €185.6m in three portfolio sales at 3.3% above book value on a weighted average basis (72 assets for €69m in Jan 2015; 5 for €14m in Oct 2015; and 10 for €102.6m in Feb 2016).

●	June: completed the acquisition of a 75% interest in the Arkády Pankrác shopping centre in Prague for €162m; the Otto family owns the remaining 25%.

●	March: opened 17,300 sqm extension of the Atrium Copernicus in Torun, Poland.

Financing transactions in 2015:

●	December: €400m of assets were unencumbered from the Polish portfolio.

●	October: signed a new five-year unsecured revolving credit facility for a total of €125m, comprising €100m of new credit and an existing €25m facility which has been extended.

●	May: tapped €150m 3.625% notes due in October 2022. The issue price of 106.395% reflected a yield of 2.9%.

●	May: completed a voluntary repayment of a bank loan in Poland for a total amount of €105.3m (including fees and swap break costs).

●	Repurchased bonds issued in 2005 and due in 2017, with a nominal value of €81m.

Post period events:

●	In January 2016, Atrium announced the resolution of the Dutch litigation case brought by the “Stichting Atrium claim” and the establishment of an arrangement to create a compensation fund through which to resolve disputes currently being litigated in Austrian civil courts, as well as submissions by individuals to join pending criminal proceedings. Preliminary indications demonstrate an encouraging level of interest in resolution through the compensation arrangement although the actual level of participation and compensation will be determined over time.

Commenting on the results, Josip Kardun, Group CEO, said:

“2015 was a year of positive operational momentum and the results of that are reflected in Group’s performance in its core markets. We continued to make significant progress with our strategy of repositioning our portfolio towards larger format dominant centres and higher quality income in our region’s strongest economies, with the improvements to our Czech portfolio being particularly noteworthy. These activities helped mitigate, but not fully compensate for, the negative impact of the ongoing situation in Russia on the Group’s wider performance. Overall, our strong, low-leveraged balance sheet, high liquidity profile and solid operational performance provide a firm basis for our confidence as we look ahead.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q4 2015 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts: Ljudmila Popova Press & Shareholders: FTI Consulting Inc Richard Sunderland Claire Turvey Ellie Sweeney atrium@fticonsulting.com	lpopova@aere.com +44 (0)20 3727 1000

 Atrium is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Authority as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.